Globe Specialty Metals Reports Higher Earnings,
Continued Cost Savings and Positive Cash Position in the First Quarter

·
Reported net income attributed to GSM increased to $6.0 million in the first quarter fiscal 2016 compared to $1.9 million for the fourth quarter fiscal 2015.  Adjusted net income decreased 31% to $8.0 million.

·	Reported diluted earnings per share increased to $0.08 in the first quarter compared to $0.03 for the fourth quarter fiscal 2015. Adjusted diluted EPS decreased 31% to $0.11.
·	EBITDA increased 21% to $24.1 million in Q1 compared to Q4. Adjusted EBITDA decreased 22% to $25.8 million.
·	EBITDA margin in the first quarter increased by 4% to 13.8% from 9.8% in the fourth quarter. Adjusted EBITDA margin decreased by 1.5% to 14.8%.
·	Sales volume of 63,807 MT and net sales of $174.8 million - a 13% decrease compared to Q4 2015.
·	Continued progress on cost reductions primarily through SG&A and supply chain efficiencies.
·	Retained strong cash position with net cash of $9.6 million as of September 30, 2015.
·	The Board of Directors authorized a quarterly dividend of $0.08 per share to be paid on December 23, 2015 to Shareholders of Record as of December 9, 2015.
·	Business combination with Grupo FerroAtlántica remains on track: expected to complete by the end of the year.

MIAMI, November 5, 2015 – Globe Specialty Metals, Inc. (NASDAQ: GSM) (the “Company”), a leading silicon metal and silicon-based alloy producer, today announced results for the first quarter fiscal year 2016.

EBITDA for the first quarter of fiscal year 2016 was $24.1 million, increasing 21% compared to the fourth quarter of fiscal 2015, and EBITDA margin increased by 4% to 13.8% from 9.8%. Reported diluted earnings per share attributable to GSM was $0.08 in the first quarter, up 167% from the fourth quarter.

Reported net income attributable to GSM increased to $6.0 million in the first quarter, compared to $1.9 million in the prior quarter.

For the first quarter of fiscal year 2016, sales volume was 63,807 metric tons (“MT”), a decrease of 12% compared to the fourth quarter of 2015, as a result of continued pressure from low priced imports into the U.S.  As a result, net sales of $174.8 million for the period were down 13% compared to the prior quarter.

Adjusted EBITDA for the first quarter of fiscal year 2016 was $25.8 million decreasing 22% compared to the fourth quarter of fiscal year 2015 and adjusted EBITDA margin decreased by 1.5% to 14.8% in the first quarter from 16.3% in the prior quarter.

Adjusted diluted earnings per share was $0.11 in the first quarter, down 31% from the fourth quarter.

Globe Executive Chairman and CEO Alan Kestenbaum commented: “Globe is moving fast to adapt to the changed pricing environment with a focus on sustainable cost reductions and maximizing revenue and earnings through our ability to adjust our product mix. Furthermore, our balance sheet uniquely positions us to benefit from this environment as we have historically been opportunistic by investing at this part of the cycle. We expect to finalize our pending business combination with FerroAtlántica by the end of the year.”

Adjusted EBITDA was as follows:
	FY 2016	FY 2015
	First Quarter	Fourth Quarter	First Quarter
Reported EBITDA	$24,138	$19,884	33,196
Transaction and due diligence expenses	7,084	8,152	483
Quebec Silicon plant upgrades	2,165	–	–
Siltech idling/start-up costs	1,302	3,414	1,882
Business interruption	(3,780)	2,900	1,453
Remeasurement of stock option liability	(5,099)	(1,342)	(2,405)
Adjusted EBITDA, excluding above items	$25,810	$33,008	34,609

First quarter after-tax net income fiscal 2016 results were negatively impacted by $4.8 million after-tax for transaction related fees and due diligence expenses, $0.9 million after-tax for Siltech idling costs, and $1.5 million after-tax in Quebec Silicon plant upgrades, which were partially offset by a credit of $3.5 million after-tax, from the re-measurement of stock option liability and a credit of $2.6 million after-tax for business interruption claims.

Cash decreased by $8.8 million as a result of working capital increasing by $4.9 million and capital expenditures increasing by $4.5 million, contributing to a decrease in net cash of $10.3 million from the end of the fourth quarter fiscal 2015 to a net cash position of $9.6 million.  Cash flow from operating activities in the first quarter was $9.2 million, capital expenditures totalled $13.4 million, and dividends totalled $5.9 million.  Capital expenditures were primarily related to planned outage repairs.  Total debt outstanding increased $0.9 million in the first quarter compared to the prior quarter to $102.0 million.  Total cash and cash equivalents and marketable securities were $111.6 million as of September 30, 2015.

Adjusted diluted earnings per share, which excludes the items listed below, were as follows:

	FY 2016	FY 2015
	First Quarter	Fourth Quarter	First Quarter
Reported Diluted EPS	$0.08	$0.03	0.16
Tax rate adjustment	0.01	0.01	0.02
Transaction and due diligence expenses	0.07	0.07	0.00
Quebec Silicon plant upgrades	0.02	0.00	0.00
Siltech idling/start-up costs	0.01	0.03	0.02
Business interruption	(0.03)	0.03	0.01
Remeasurement of stock option liability	(0.05)	(0.01)	(0.02)
Adjusted diluted EPS, excluding above items	$0.11	$0.16	0.19

Adjusted net income attributable to GSM, which excludes the items listed below, was as follows:

	FY 2016	FY 2015
	First Quarter	Fourth Quarter	First Quarter
Reported net income attributable to GSM	$5,990	$1,922	11,702
Tax rate adjustment	845	691	1,779
Transaction and due diligence expenses	4,817	5,543	328
Quebec Silicon plant upgrades	1,472	–	–
Siltech idling/start-up costs	885	2,322	1,280
Business interruption	(2,570)	1,972	988
Remeasurement of stock option liability	(3,467)	(913)	(1,635)
Adjusted net income attributable to GSM	$7,972	$11,537	14,442

Proposed Business Combination with Grupo FerroAtlántica

Globe announced on February 23, 2015, a proposed business combination with Grupo FerroAtlántica, a world-leading producer of silicon metal, silicon alloys and ferroalloys, to create a diversified global player better positioned for growth, along with a broader product offering.  The transaction is subject to customary closing conditions, including receipt of regulatory approvals in the U.S. and other jurisdictions.  The competition authorities in Germany and South Africa have cleared the transaction and, after discussion with the competition authorities in Spain, the parties determined that a filing is not required in Spain.  The regulatory process continues in the U.S.  The transaction is expected to close in the fourth quarter of 2015.

Dividend

On November 4, 2015, the Company’s board of directors approved a quarterly dividend of $0.08 per share, payable on December 23, 2015 to shareholders of record at the close of business on December 9, 2015.

Conference Call

Globe will review first quarter fiscal 2016 results during its quarterly conference call on November 6, 2015 at 9:00 AM Eastern Time.  The dial-in number for the call is 877-293-5491.  International callers should dial 914-495-8526.  Please dial in at least five minutes prior to the call to register.  The call may also be accessed via an audio webcast available on the GSM website at http://investor.glbsm.com.  Click on the First Quarter Fiscal 2016 Earnings Call link to access the call.

About Globe Specialty Metals

Globe Specialty Metals, Inc. is among the world’s largest producers of silicon metal and silicon-based specialty alloys, critical ingredients in a host of industrial and consumer products with growing markets.  Customers include major silicone chemical, aluminum and steel manufacturers, auto companies and their suppliers, ductile iron foundries, manufacturers of photovoltaic solar cells and computer chips, and concrete producers.  The Company is headquartered in Miami, Florida.  For further information please visit our web site at www.glbsm.com.

Forward-Looking Statements

This release may contain ''forward-looking statements'' within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements can be identified by words such as ''anticipates,'' ''intends,'' ''plans,'' ''seeks,'' ''believes,'' ''estimates,'' ''expects'' and similar references to future periods, or by the inclusion of forecasts or projections.  Forward-looking statements are based on the current expectations and assumptions of Globe Specialty Metals, Inc. (the "Company") regarding its business, financial condition, the economy and other future conditions.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict.  The Company's actual results may differ materially from those contemplated by the forward-looking statements.  The Company cautions you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance.  Important factors that could cause actual results to differ materially from those in the forward-looking statements include regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; increases in the cost of raw materials or energy; competition in the metals and foundry industries; environmental and regulatory risks; ability to identify liabilities associated with acquired properties prior to their acquisition; ability to manage price and operational risks including industrial accidents and natural disasters; ability to manage foreign operations; changes in technology; ability to acquire or renew permits and approvals; with respect to the proposed business combination with Grupo FerroAtlantica, the timing to complete the proposed transaction, including the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule; and other factors identified in the Company’s periodic reports filed with the SEC.

Any forward-looking statement made by the Company or management in this release speaks only as of the date on which it or they make it.  Factors or events that could cause the Company's actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them.  The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, unless otherwise required to do so under the law or the rules of the NASDAQ Global Market.

Non-GAAP Measures

EBITDA, adjusted EBITDA, adjusted net income and adjusted diluted earnings per share are non-GAAP measures.

We have included these measures to provide supplemental measures of our performance which we believe are important because they eliminate items that have less bearing on our current and future operating performance and so highlights trends in our core business that may not otherwise be apparent when relying solely on GAAP financial measures.  Reconciliations of these measures to the comparable GAAP financial measures are provided in the attached financial statements.

Important Information

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction among Globe, Grupo Villar Mir, S.A.U., Grupo FerroAtlántica and VeloNewco.  In connection with the proposed transaction, VeloNewco has filed with the SEC a registration statement on Form F-4, which includes a proxy statement of Globe that also constitutes a prospectus of VeloNewco.  Investors and security holders are urged to read the definitive proxy statement/prospectus, which was filed with the SEC by Globe on August 12, 2015, together with all other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. Investors and security holders are able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov, or for free from Globe by contacting the Corporate Secretary, Globe Specialty Metals, 600 Brickell Avenue, Suite 3100, Miami, FL 33131, telephone: 786-509-6900 (for documents filed with the SEC by Globe) or from Grupo Villar Mir by contacting Investor Relations, Torre Espacio, Paseo de la Castellana, 259 D 49a, 28046 Madrid, Spain, +34 91 556 7347 (for documents filed with the SEC by Grupo Villar Mir, Grupo FerroAtlántica or VeloNewco).

 Participants in Solicitation

Globe, Grupo Villar Mir, FerroAtlántica and VeloNewco and their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Globe common stock with respect to the proposed transaction. Information about Globe’s directors and executive officers is set forth in the amendment to Form 10-K, which was filed with the SEC on October 28, 2015. To the extent holdings of Globe securities have changed since the amounts contained in the amendment to Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the acquisition. These documents may be obtained free of charge from the SEC’s website http://www.sec.gov, or from Globe and Grupo Villar Mir using the contact information above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

*           *           *

INVESTOR CONTACTS: Globe Specialty Metals, Inc.

Joe Ragan, 786-509-6925
Chief Financial Officer
Email: jragan@glbsm.com

MEDIA CONTACTS:  Brunswick Group

Marleen Geerlof, 212-333-3810

GLOBE SPECIALTY METALS, INC.
AND SUBSIDIARIES
Condensed Consolidated Income Statements
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended
	September 30,	June 30,	September 30,
	2015	2015	2014

Net sales	$174,756	202,021	206,083
Cost of goods sold	148,391	170,522	168,617
Selling, general, and administrative expenses	17,208	24,605	15,565
Business interruption insurance recovery	(1,665)	-	-
Operating income	10,822	6,894	21,901
Other income (expense):
Interest income	61	60	81
Interest expense, net of capitalized interest	(1,021)	(987)	(1,243)
Foreign exchange loss	(864)	(687)	(905)
Other income (expense)	638	(277)	575
Income before provision for income taxes	9,636	5,003	20,409
Provision for income taxes	3,929	2,292	7,845
Net income	5,707	2,711	12,564
Loss (income) attributable to noncontrolling interest, net of tax	283	(789)	(862)
Net income attributable to Globe Specialty Metals, Inc.	$5,990	1,922	11,702
Weighted average shares outstanding:
Basic	73,751	73,750	73,754
Diluted	73,860	73,907	73,897
Earnings per common share:
Basic	$0.08	0.03	0.16
Diluted	0.08	0.03	0.16

EBITDA:
Net income	$5,707	2,711	12,564
Provision for income taxes	3,929	2,292	7,845
Net interest expense	960	927	1,162
Depreciation, depletion, amortization and accretion	13,542	13,954	11,625
EBITDA	$24,138	19,884	33,196

GLOBE SPECIALTY METALS, INC.
AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	September 30,	June 30,	September 30,
	2015	2015	2014
Assets
Current assets:
Cash and cash equivalents	$107,126	115,944	106,395
Marketable securities	4,461	4,965	7,694
Accounts receivable, net	46,775	54,815	91,989
Inventories	121,710	119,732	93,293
Deferred tax assets	6,593	6,385	2,906
Prepaid expenses and other current assets	21,321	20,501	20,116
Total current assets	307,986	322,342	322,393
Property, plant, and equipment, net	440,011	454,769	468,937
Deferred tax assets	744	790	334
Goodwill	43,343	43,343	43,343
Other intangible assets	477	477	477
Investments in unconsolidated affiliates	5,973	5,973	5,973
Other assets	1,517	1,667	2,166
Total assets	$800,051	829,361	843,623

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$55,324	63,807	49,956
Short-term debt	1,883	953	58
Share-based liabilities	3,002	4,851	10,206
Accrued expenses and other current liabilities	43,798	43,687	37,875
Total current liabilities	104,007	113,298	98,095
Long-term liabilities:
Revolving credit agreements and other long-term debt	100,083	100,095	125,132
Deferred tax liabilities	48,183	50,861	48,231
Other long-term liabilities	46,077	52,605	58,333
Total liabilities	298,350	316,859	329,791
Stockholders’ equity:
Common stock	8	8	8
Additional paid-in capital	405,505	403,413	400,821
Retained earnings	79,422	79,332	69,750
Accumulated other comprehensive loss	(39,393)	(27,876)	(12,839)
Treasury stock at cost	(29,208)	(29,208)	(29,208)
Total Globe Specialty Metals, Inc. stockholders’ equity	416,334	425,669	428,532
Noncontrolling interest	85,367	86,833	85,300
Total stockholders’ equity	501,701	512,502	513,832
Total liabilities and stockholders’ equity	$800,051	829,361	843,623

GLOBE SPECIALTY METALS, INC.
AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Three Months Ended
	September 30,	June 30,	September 30,
	2015	2015	2014

Cash flows from operating activities:
Net income	$5,707	2,711	12,564
Adjustments to reconcile net income
to net cash provided by operating activities:
Depreciation, depletion, amortization and accretion	13,542	13,954	11,625
Share-based compensation	2,032	1,179	2,079
Loss on disposal of fixed assets	2,172	-	-
Amortization of deferred financing fees	48	61	46
Unrealized foreign exchange gain	(210)	(59)	(300)
Deferred taxes	(1,246)	1,127	3,170
Amortization of customer contract liabilities	-	-	(1,896)
Changes in operating assets and liabilities:
Accounts receivable, net	6,602	21,430	8,505
Inventories	(5,244)	1,259	(13,636)
Prepaid expenses and other current assets	(1,227)	(1,309)	2,762
Accounts payable	(6,267)	17,596	1,989
Accrued expenses and other current liabilities	(1,950)	166	(893)
Other	(4,797)	850	(1,126)
Net cash provided by operating activities	9,162	58,965	24,889
Cash flows from investing activities:
Capital expenditures	(13,404)	(8,856)	(16,836)
Proceeds from sale (purchase) of marketable securities	565	(550)	7,005
Net cash used in investing activities	(12,839)	(9,406)	(9,831)
Cash flows from financing activities:
Net borrowings (payments) of short-term debt	918	279	(14)
Dividend payment	(5,900)	(5,900)	(5,532)
Proceeds from stock option exercises	60	-	57
Purchase of treasury shares	-	-	(242)
Other financing activities	(598)	(647)	(646)
Net cash used in financing activities	(5,520)	(6,268)	(6,377)
Effect of exchange rate changes on cash and cash equivalents	379	586	(78)
Net (decrease) increase in cash and cash equivalents	(8,818)	43,877	8,603
Cash and cash equivalents at beginning of period	115,944	72,067	97,792
Cash and cash equivalents at end of period	$107,126	115,944	106,395

Supplemental disclosures of cash flow information:
Cash paid for interest, net	$294	423	526
Cash paid for income taxes, net	577	347	212

GLOBE SPECIALTY METALS, INC.
AND SUBSIDIARIES
Supplemental Statistics
(Unaudited)

	Three Months Ended
	September 30,	June 30,	September 30,
	2015	2015	2014
Shipments in metric tons:
Silicon metal	36,525	39,536	39,416
Silicon-based alloys	27,282	32,615	33,900
Total shipments*	63,807	72,151	73,316

Average selling price ($/MT):
Silicon metal	$2,785	2,927	2,807
Silicon-based alloys	1,896	1,957	2,048
Total*	$2,405	2,489	2,456
Average selling price ($/lb.):
Silicon metal	$1.26	1.33	1.27
Silicon-based alloys	0.86	0.89	0.93
Total*	$1.09	1.13	1.11

* Excludes by-products and other